SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                       CCC INFORMATION SERVICES GROUP INC.
                       -----------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    12487Q198
                                    ---------
                                 (CUSIP Number)

Herbert S. Winokur, Jr.                         Mark E. Thierfelder, Esq.
Capricorn Investors III, L.P.                   O'Melveny & Myers LLP
c/o Capricorn Holdings III, LLC                 The Citigroup Center
30 East Elm Street                              153 East 53rd Street, 54th Floor
Greenwich, CT 06830                             New York, New York 10022-4611
(203) 861-6600                                  (212) 326-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO. 12487Q198                                           Page 2 of 12 Pages
-------------------------------------                  -------------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CAPRICORN INVESTORS II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)  [ ]
         (SEE INSTRUCTIONS)                                         (B)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                       0
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                         1,584,199
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                             0
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                     1,584,199
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,584,199
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.21%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO. 12487Q198                                           Page 3 of 12 Pages
-------------------------------------                  -------------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CAPRICORN HOLDINGS, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)  [ ]
         (SEE INSTRUCTIONS)                                         (B)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                       0
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                         1,584,199
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                             0
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                     1,584,199
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,584,199
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.21%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO. 12487Q198                                           Page 4 of 12 Pages
-------------------------------------                  -------------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CAPRICORN INVESTORS III, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)  [ ]
         (SEE INSTRUCTIONS)                                         (B)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO, BK
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                       0
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                         1,421,869
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                             0
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                     1,421,869
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,421,869
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.32%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO. 12487Q198                                           Page 5 of 12 Pages
-------------------------------------                  -------------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CAPRICORN HOLDINGS III, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)  [ ]
         (SEE INSTRUCTIONS)                                         (B)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO, BK
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                       0
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                         1,421,869
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                             0
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                     1,421,869
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,421,869
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.32%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO. 12487Q198                                           Page 6 of 12 Pages
-------------------------------------                  -------------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HERBERT S. WINOKUR, JR.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)  [ ]
         (SEE INSTRUCTIONS)                                         (B)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO, BK
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                       0
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                         3,006,068
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                             0
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                     3,006,068
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,006,068
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.24%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

         This Schedule 13D/A (Amendment No. 5) amends and supplements the Statement on Schedule 13D dated July 22, 1998 (as amended by the Schedule 13D/A (Amendment No. 1) dated August 11, 1998, the Schedule 13D/A (Amendment No. 2) dated February 2, 2001, the Schedule 13D/A (Amendment No. 3) dated February 23, 2001 and the Schedule 13D/A (Amendment No. 4) dated December 5, 2001, the "Statement"), filed by Capricorn Investors II, L.P., Capricorn Holdings, LLC, Capricorn Investors III, L.P., Capricorn Holdings III, LLC, and Herbert S. Winokur, Jr. with respect to the common stock, $0.10 par value of CCC Information Services Group Inc. (the "Company" or "Issuer"). Capitalized terms used herein without definition have the meanings ascribed to them in the Statement, as amended to date.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Item 3 is amended by adding the following.

         On December 31, 2001, Capricorn II, Capricorn III and White River purchased, respectively, 11,980 additional shares, 10,753 additional shares and 304,800 additional shares (collectively, the "Standby Commitment Shares") of Common Stock in satisfaction of their respective remaining stock purchase obligations under the Purchase Agreement with the Company.

         The purchase price for the 11,980 Standby Commitment Shares that Capricorn II purchased (the "Capricorn II Standby Commitment Shares") was $65,892.37. Capricorn II paid the purchase price by offsetting such amount against an equal principal amount of the Capricorn II Bridge Note and tendering the Capricorn II Bridge Note to the Company against receipt of (i) a certificate evidencing such shares and (ii) $357,041.14 in cash, constituting the outstanding principal balance on the Capricorn II Bridge Note remaining due and payable after payment for the Capricorn II Standby Commitment Shares, plus interest to the payment date. Capricorn II acquired the funds used to purchase the Capricorn II Bridge Note from capital contributed to Capricorn II by its partners.

         The purchase price for the 10,753 Standby Commitment Shares that Capricorn III purchased (the "Capricorn III Standby Commitment Shares" and, together with the Capricorn II Standby Commitment Shares, the "Capricorn Standby Commitment Shares") was $59,140.50. Capricorn III paid the purchase price by offsetting such amount against an equal principal amount of the Capricorn III Bridge Note and tendering the Capricorn III Bridge Note to the Company against receipt of (i) a certificate evidencing such shares and (ii) $320,455.77 in cash, constituting the outstanding principal balance on the Capricorn III Bridge Note remaining due and payable after payment for the Capricorn III Standby Commitment Shares, plus interest to the payment date. Capricorn III acquired the funds used to purchase the Capricorn III Bridge Note with a borrowing under the Capricorn III Credit Facility described in Item 3 of Amendment No. 4 to this Statement. Capricorn III expects to make a capital call to its partners to repay the borrowings for the purchase price of the Capricorn III Purchased Shares and the Capricorn III Standby Commitment Shares.

Item 4.  Purpose of Transaction.
         ----------------------

         Item 4 is amended by adding the following.

         On December 31, 2001, the Company delivered to Capricorn II, Capricorn III and White River the "Rights Offering Notice" contemplated by the Purchase Agreement described in Amendment No. 4 to this Statement. By virtue of the Company's delivery of the Rights Offering Notice, Capricorn II, Capricorn III and White River became obligated to purchase the Standby Commitment Shares, constituting all of the shares of Common Stock offered but not subscribed for in the Rights Offering. Of such 327,533 shares, Capricorn II purchased the 11,980 Capricorn II Standby Commitment Shares, Capricorn III purchase the 10,753 Capricorn III Standby Commitment Shares, and White River purchased 304,800 shares. The respective percentages of the Standby Commitment Shares which Capricorn II, Capricorn III and White River were obligated to purchase were fixed in the Purchase Agreement. Capricorn II and Capricorn III purchased the Capricorn Standby Commitment Shares to fulfill, together with White River, their obligations under the Purchase Agreement and for the reasons set forth in Item 4 of Amendment No. 4 to this Statement. Because the aggregate amount that Capricorn II, Capricorn III and White River invested in the Standby Commitment Shares was less that $4,000,000, they did not receive any additional warrants in the Standby Commitment Closing.

         Capricorn II and Capricorn III may subsequently acquire or dispose of shares of Common Stock, other equity securities or other securities of the Company. The amount, timing and conditions of any such possible purchase or sale of any shares of Common Stock, other equity securities or other securities of the Company by Capricorn II and Capricorn III, as the case may be, will depend upon the continuing assessment by Capricorn II, Capricorn Holdings and Winokur, in the case of Capricorn II, and Capricorn III, Capricorn Holdings III and Winokur, in the case of Capricorn III, of all relevant factors, including, without limitation, the following: the Company's business and prospects; the attitude and actions of the management, board of directors and other stockholders of the Company; other business and investment opportunities available to Capricorn II and Capricorn III, as the case may be; the business and prospects of Capricorn II and Capricorn III, as the case may be; economic conditions generally and in the automotive information and claims processing services business particularly; stock market, commodity market and money market conditions; the availability and nature of opportunities to dispose of the securities of the Company owned by Capricorn II and Capricorn III, as the case may be; the availability and nature of opportunities for Capricorn II and Capricorn III, as the case may be, to purchase additional securities of the Company; and other plans and requirements of Capricorn II and Capricorn III, as the case may be. Depending upon their assessment of these factors from time to time, Capricorn II, Capricorn Holdings, Capricorn III, Capricorn Holdings III or Winokur may change their present intentions as stated above.

         The determination of Capricorn II, Capricorn Holdings, Capricorn III, Capricorn Holdings III and Winokur, as the case may be, to have Capricorn II and Capricorn III make the additional investment in the Company under the Purchase Agreement was made in the context of an overall review of the Company and its subsidiaries, which included the possibility (which Capricorn II, Capricorn Holdings, Capricorn III, Capricorn Holdings III and Winokur intend to continue to consider) of seeking to acquire securities of the Company in addition to the warrants and shares which have been acquired pursuant to the Purchase Agreement or which may be acquired upon exercise of their warrants. However, none of Capricorn II, Capricorn Holdings, Capricorn III, Capricorn Holdings III and Winokur has any present plans in this regard.

         Should Capricorn II or Capricorn III in the future seek to acquire additional shares of Common Stock, other equity securities or other securities of the Company (including, without limitation, by means of market or privately negotiated purchases of securities of the Company, a tender offer, merger or otherwise), the prior establishment of their existing securities positions in the Company might assist Capricorn II and Capricorn III, as the case may be, in reaching such result.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item 5 is amended by adding the following.

         As of the date hereof:

      o Capricorn II is the direct beneficial owner, and Capricorn Holdings is the indirect beneficial owner, of 1,584,199 shares of Common Stock, of which (i) 1,559,880 shares are issued and outstanding and (ii) 24,319 shares are issuable upon exercise of the Capricorn II Warrants. Such shares represent approximately 6.21% of the Company's Common Stock, based on 21,852,692 shares of Common Stock currently issued and outstanding on November 14, 2001, according to the Company's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2001, plus (1) the 3,636,364 shares of Common Stock issued to Capricorn II, Capricorn III, White River and the other stockholders of the Company, collectively, in the private placement under the Purchase Agreement and in the Rights Offering and (2) the 24,319 shares of Common Stock issuable upon exercise of the Capricorn II Warrants, collectively (and without giving effect to the Capricorn III Warrants, the Capricorn III February Warrant, the exercise of any options to purchase shares or other rights to purchase or receive shares);

      o Capricorn III is the direct beneficial owner, and Capricorn Holdings III is the indirect beneficial owner, of 1,421,869 shares of Common Stock, of which (i) 200,042 shares are issued and outstanding, (ii) 21,827 shares are issuable upon exercise of the Capricorn III Warrants and (iii) 1,200,000 shares are issuable upon exercise of the Capricorn III February Warrant. Such shares represent approximately 5.32% of the Company's Common Stock, based on 21,852,692 shares of Common Stock currently issued and outstanding on November 14, 2001, according to the Company's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2001, plus (1) the 3,636,364 shares of Common Stock issued to Capricorn II, Capricorn III, White River and the other stockholders of the Company, collectively, in the private placement under the Purchase Agreement and in the Rights Offering, (2) the 21,827 shares of Common Stock issuable upon exercise of the Capricorn III Warrants, collectively and (3) the 1,200,000 shares of Common Stock issuable upon exercise of the Capricorn III February Warrant (and without giving effect to the Capricorn II Warrants, the exercise of any options to purchase shares or other rights to purchase or receive shares); and

      o Winokur is the indirect beneficial owner of 3,006,068 shares of Common Stock, of which (i) 1,759,922 shares are issued and outstanding and owned directly by Capricorn II or Capricorn III, as described above,
         (ii) 46,146 shares are issuable upon exercise of the Capricorn II

         Warrants and the Capricorn III Warrants and (iii) 1,200,000 shares are issuable upon exercise of the Capricorn III February Warrant. Such shares represent approximately 11.24% of the Company's Common Stock, based on 21,852,692 shares of Common Stock currently issued and outstanding on November 14, 2001, according to the Company's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2001, plus (1) the 3,636,364 shares of Common Stock issued to Capricorn II, Capricorn III, White River and the other stockholders of the Company, collectively, in the private placement under the Purchase Agreement and in the Rights Offering, (2) the 46,146 shares of Common Stock issuable upon exercise of the Capricorn II Warrants, the Capricorn III Warrants, collectively and (3) the 1,200,000 shares of Common Stock issuable upon exercise of the Capricorn III February Warrant (and without giving effect to the exercise of any options to purchase shares or other rights to purchase or receive shares).

         Capricorn II, Capricorn Holdings and Winokur, on the one hand, and Capricorn III, Capricorn Holdings III and Winokur, on the other hand, may be deemed to share the power to vote and direct the disposition of the shares of Common Stock currently held and/or to be acquired as described herein, as the case may be.

         Except as disclosed herein and in Amendment No. 4 to this Statement with respect to the transactions effected on the Initial Closing Date under the Purchase Agreement, none of Capricorn II, Capricorn Holdings, Capricorn III, Capricorn Holdings III, or Winokur has effected any transaction in Common Stock during the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         The Standby Commitment Shares constitute "Registrable Shares" under the definition of that term in the Registration Rights Agreement among the Company, White River, Capricorn II and Capricorn III described in Item 6 of Amendment No. 4 to this Statement.

         The information set forth in this Amendment No. 5 relating to the Purchase Agreement and the Registration Rights Agreement is qualified in its entirety by reference to the terms of the Purchase Agreement and the Registration Rights Agreement, attached as Exhibits to Amendment No. 4 to this Statement.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: January 4, 2002

CAPRICORN INVESTORS II, L.P.

By:    CAPRICORN HOLDINGS, LLC,
       its General Partner



       By:    /s/ HERBERT S. WINOKUR, JR.
              ------------------------------------
              Herbert S. Winokur, Jr., Manager


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: January 4, 2002

CAPRICORN HOLDINGS, LLC



By:    /s/ HERBERT S. WINOKUR, JR.
       ------------------------------------
       Herbert S. Winokur, Jr., Manager


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: January 4, 2002

CAPRICORN INVESTORS III, L.P.

By:    CAPRICORN HOLDINGS III, LLC,
       its General Partner



       By:    /s/ HERBERT S. WINOKUR, JR.
              ------------------------------------
              Herbert S. Winokur, Jr., Manager

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: January 4, 2002

CAPRICORN HOLDINGS III, LLC



By:    /s/ HERBERT S. WINOKUR, JR.
       ------------------------------------
       Herbert S. Winokur, Jr., Manager


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: January 4, 2002



By:    /s/ HERBERT S. WINOKUR, JR.
       ------------------------------------
       Herbert S. Winokur, Jr.